Exhibit 99.13
FOURTH AMENDMENT TO REPURCHASE AGREEMENT
This FOURTH AMENDMENT TO REPURCHASE AGREEMENT, dated as of November 16, 2017 (this “Amendment”), is made by and among Cactus Holding Company II, LLC, (“Cactus II”) and Citigroup Global Markets Limited (“CGML”), represented by Citigroup Global Markets Inc. as its agent (“CGMI”).  Capitalized terms used but not defined herein shall have the meanings assigned in the Repurchase Agreement (as defined below).
WITNESSETH:
1.
Cactus II and CGML, represented by CGMI as its agent, have entered into a Securities Sale and Repurchase Agreement, dated as of May 30, 2014, as amended by the Amended & Restated Swift Transportation Company Prepaid Variable Share Forward Commitment Letter, Waiver and Amendment Agreement, dated as of October 7, 2015, between Cactus II, CGML, represented by CGMI as agent, Jerry C. Moyes, Cactus Holding Company, LLC, M Capital Group Investors II, LLC and Citibank, N.A., as amended by the Amendment to Repurchase Agreement, dated as of May 18, 2016, between Cactus II and CGML, represented by CGMI as agent, as amended by the Second Amendment to Repurchase Agreement, dated as of July 27, 2016, between Cactus II and CGML, represented by CGMI as agent, and as amended by the Third Amendment to Repurchase Agreement, dated as of November 18, 2016, between Cactus II and CGML, represented by CGMI as agent (as amended, the “Repurchase Agreement”); and

2.	Cactus II and CGML have agreed to amend certain provisions of the Repurchase Agreement, upon the following terms and conditions.
NOW THEREFORE, IN CONSIDERATION OF THE MUTUAL COVENANTS AND AGREEMENTS CONTAINED HEREIN, IN THE REPURCHASE AGREEMENT AND IN THE OTHER TRANSACTION DOCUMENTS, THE PARTIES HEREBY AGREE AS FOLLOWS:
1.	Amendments to Repurchase Agreement. CGMI, as agent for CGML, and Cactus II hereby agree to amend the Repurchase Agreement as follows:
1.1.          The reference to “November 30, 2017” in clause (vi) of the definition of “Termination Date” is hereby replaced with a reference to “August 14, 2018.”
1.2.          The reference to “USD 12.00” in clause (ii) of the definition of “Termination Date” is hereby replaced with a reference to “USD 16.67”.
1.3.          Section 3.3(b) is hereby replaced in its entirety as follows:
(b)          Cash Dividends paid or distributed on or in respect of the Assets, which Seller is entitled to receive pursuant to clause (a) of this Section, shall be paid to Seller promptly following the payment by Swift thereof to the extent that after such payment of cash Dividends to Seller the Repurchase Price as of such Dividend payment date would be less than or equal to 50% of the aggregate Fair Market Value of the Assets as of the immediately preceding Exchange Business Day; provided that any cash Dividends not paid to Seller as a result of the foregoing shall be applied to Seller’s Obligations in accordance with Section 2.6.  Non-cash Dividends distributed on or in respect of the Assets shall be added to the Assets on the date of distribution and shall be considered such for all purposes, subject to Buyer’s obligation to deliver the Assets to Seller pursuant to Section 2.9.

1.4.          Section 4.2(b) is hereby replaced in its entirety as follows:
(b)          If at any time the Repurchase Price shall be less than 50% of the aggregate Fair Market Value of the Assets as of the immediately preceding Exchange Business Day and no Event of Default with respect to Seller (and no event that, with the giving of notice, the passage of time, or both, would constitute such an Event of Default) shall exist and be continuing, Seller may by written notice to Buyer request that Buyer transfer cash in USD to Seller in an amount (rounded down to the nearest USD 250,000) equal to the lesser of (i) the amount, following which, the Repurchase Price would exactly equal USD 125,000,000 and (ii) the amount, following which, the Repurchase Price would exactly equal 50% of the aggregate Fair Market Value of the Assets as of the immediately preceding Exchange Business Day.  Buyer shall make any such transfer by 5:00 p.m. New York City time on the second New York City business day after the date Buyer receives such written notice, to the account specified in Section 2.4(d).  The amounts transferred by Buyer under this Section 4.2(b) shall increase the Purchase Price in accordance with the definition thereof.
1.5.          The reference to “SWFT” in the definition “Common Stock” is hereby replaced with a reference to “KNX.”
1.6.          The definition of “Swift” is hereby replaced in its entirety as follows:
“Swift” shall mean Knight-Swift Transportation Holdings Inc. (f/k/a Swift Transportation Company).
2.
CGMI, as agent for CGML, and Cactus II hereby acknowledge and agree that, as of the date of this Amendment, the number of Purchased Shares that constitute Assets is equal to 4,868,208 shares of Common Stock.

3.	Representations. Cactus II represents to CGML that:
3.1.          Status.  It is duly organized and validly existing under the laws of the jurisdiction of its organization and, if relevant under such laws, in good standing;
3.2.          Powers.  It has the power to execute and deliver this Amendment and to perform its obligations under this Amendment and has taken all necessary action to authorize such execution, delivery and performance;
3.3.          No Violation or Conflict.  Such execution, delivery and performance do not violate or conflict with any law applicable to it, any provision of its constitutional documents, any order or judgment of any court or other agency of government applicable to it or any of its assets or any contractual restriction binding on or affecting it or any of its assets;
3.4.          Consents.  All governmental and other consents that are required to have been obtained by it with respect to this Amendment have been obtained and are in full force and effect and all conditions of any such consents have been complied with;
3.5.          Obligations Binding.  Its obligations under this Amendment constitute its legal, valid and binding obligations, enforceable in accordance with its respective terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject, as to enforceability, to equitable principles of general application (regardless of whether enforcement is sought in a proceeding in equity or at law)); and
3.6.          Absence of Certain Events.  No Event of Default has occurred and is continuing and no such event or circumstance would occur as a result of its entering into or performing its obligations under this Amendment.

4.
Continuing Effect.  Except as expressly amended by this Amendment, the Repurchase Agreement and the other Transaction Documents remain in full force and effect in accordance with their terms, and are hereby in all respects ratified and confirmed.  All references to the Repurchase Agreement in the Repurchase Agreement or any document related thereto shall for all purposes constitute references to the Repurchase Agreement as amended hereby.

5.	Incorporation by Reference. Sections 4.3, 11, 12, 13, 17, 18, 19, 21 and 22 of the Repurchase Agreement shall apply to this Amendment mutatis mutandis.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

CACTUS HOLDING COMPANY II, LLC

By: Jerry and Vickie Moyes Family Trust, its Manager
By:	/s/ Jerry C. Moyes
Name:	Jerry C. Moyes
Title:	Co-Trustee of the Manager

By:	/s/ Vickie Moyes
Name:	Vickie Moyes
Title:	Co-Trustee of the Manager

CITIGROUP GLOBAL MARKETS INC., as agent for CITIGROUP GLOBAL MARKETS LIMITED

By:	/s/ James Heathcote
Authorized Signatory

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